Exhibit 21

Middlefield Banc Corp. Subsidiaries

1
The Middlefield Banking Company (“MBC”), an Ohio-chartered commercial bank that began operations in 1901. MBC engages in a general commercial banking business in northeastern Ohio. The principal executive office is located at 15985 East High Street, Middlefield, Ohio 44062-0035.

2
Emerald Bank (“EB”), an Ohio-chartered commercial bank headquartered in Dublin, Ohio.  EB engages in a general commercial banking business in central Ohio.  The principal executive office is located at 6215 Perimeter Drive, Dublin Ohio 43017.

3
On October 23, 2009 Middlefield received from the Federal Reserve Bank of Cleveland approval to establish an asset resolution subsidiary.  Organized as an Ohio corporation under the name EMORECO, Inc. and wholly owned by Middlefield Banc Corp, the purpose of the asset resolution subsidiary is to maintain, manage, and ultimately dispose of nonperforming loans and real estate acquired by subsidiary banks as the result of borrower default on real estate-secured loans.